

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 11, 2017

Anthony Wood
President and Chief Executive Officer
Roku, Inc.
150 Winchester Circle
Los Gatos, CA 95032

> **Re: Roku, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 1, 2017**
> **File No. 333-220318**

Dear Mr. Wood:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your recently-announced plans to launch your own ad-supported movie channel on your platform called "The Roku Channel." Please update your disclosure to provide details about this new channel, such as whether a revenue sharing agreement exists, and include any material information concerning how the Company plans to partner with content providers. Similarly, disclose any related risks, such as those associated with the Company managing its own programming and licensing content from other publishers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications